Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2025 included herein, have been prepared in accordance with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “US dollars” mean US dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (“2024 20-F”), as filed with the SEC on March 14, 2025.

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	March 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$209,823	$110,213
Restricted cash, current	25,839	25,026
Accounts receivable, net	81,594	85,491
Contract assets	31,647	30,632
Prepaid expenses	37,331	27,333
Other current assets	10,360	9,902
Total current assets	396,594	288,597
Property and equipment, net	20,214	19,016
Intangible assets, net	115,316	115,539
Operating lease right-of-use assets	14,389	7,488
Goodwill	326,011	326,011
Deferred tax asset	1,244	1,192
Investments	29,313	31,717
Other assets	3,607	2,706
Total assets	$906,688	$792,266
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$39,962	$36,661
Accrued expenses	66,811	79,172
Deferred revenue	58,195	73,388
Current debt	15	19
Operating lease liabilities, current	2,964	3,003
Other current liabilities	2,774	9,327
Total current liabilities	170,721	201,570
Deferred tax liability	13,680	13,802
Operating lease liabilities, non-current	11,444	4,489
Total liabilities	195,845	219,861
Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 240,982,027 shares issued and 236,876,079 shares outstanding at March 31, 2025; unlimited shares authorized, 215,261,974 shares issued and 211,156,026 shares outstanding at December 31, 2024	2,410	2,153
B Shares, $0.0001 par value, 22,500,000 shares authorized, 14,500,000 shares issued and outstanding at March 31, 2025; 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2024	1	2
Additional paid-in capital	1,856,644	1,700,065
Treasury stock, at cost, 4,105,948 shares at March 31, 2025 and December 31, 2024	(17,653)	(17,653)
Accumulated deficit	(1,095,725)	(1,087,527)
Accumulated other comprehensive loss	(34,834)	(24,635)
Total shareholders’ equity	710,843	572,405
Total liabilities and shareholders’ equity	$906,688	$792,266

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended March 31,
	2025	2024
Revenue	$143,991	$119,718
Cost of revenue	108,789	106,911
Gross profit	35,202	12,807
Operating expenses:
Sales and marketing	11,413	8,415
Research and development	8,946	6,621
General and administrative	34,535	21,585
Transaction expenses	732	464
Total operating expenses	55,626	37,085
Loss from operations	(20,424)	(24,278)
Interest income, net	437	666
Loss on disposal of assets	(12)	(7)
Gain (loss) on foreign currency	12,249	(1,087)
Total other income (expense)	12,674	(428)
Loss before income taxes	(7,750)	(24,706)
Income tax expense	(542)	(1,100)
Gain from equity method investment	94	265
Net loss	$(8,198)	$(25,541)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.03)	$(0.11)
Weighted average common stock outstanding:
Basic and diluted	248,432,320	229,326,772

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2025	2024
Net loss	$(8,198)	$(25,541)
Other comprehensive loss:
Foreign currency translation adjustments	(10,199)	(3,656)
Comprehensive loss	$(18,397)	$(29,197)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2025	215,261,974	$2,153	18,500,000	$2	$1,700,065	(4,105,948)	$(17,653)	$(1,087,527)	$(24,635)	$572,405
Net loss	—	—	—	—	—	—	—	(8,198)	—	(8,198)
Stock-based compensation	—	—	—	—	12,835	—	—	—	—	12,835
Vesting of shares	4,077,169	41	—	—	(41)	—	—	—	—	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $6,000	17,647,059	176	—	—	143,824	—	—	—	—	144,000
Issuance of common stock in connection with NFL Warrant redemptions	3,995,825	40	(4,000,000)	(1)	(39)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(10,199)	(10,199)
Balance at March 31, 2025	240,982,027	$2,410	14,500,000	$1	$1,856,644	(4,105,948)	$(17,653)	$(1,095,725)	$(34,834)	$710,843

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2024	213,224,868	$2,132	18,500,000	$2	$1,646,082	(4,105,948)	$(17,653)	$(1,024,487)	$(33,057)	$573,019
Net loss	—	—	—	—	—	—	—	(25,541)	—	(25,541)
Stock-based compensation	—	—	—	—	6,712	—	—	—	—	6,712
Vesting of shares	1,797,493	18	—	—	(18)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,656)	(3,656)
Balance at March 31, 2024	215,022,361	$2,150	18,500,000	$2	$1,652,776	(4,105,948)	$(17,653)	$(1,050,028)	$(36,713)	$550,534

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2025	2024
Cash Flows from operating activities:
Net loss	$(8,198)	$(25,541)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,396	21,138
Loss on disposal of assets	12	7
Stock-based compensation	12,835	6,745
Non-cash lease expense	839	1,096
Amortization of contract costs	362	292
Deferred income taxes	(174)	5
Allowance for expected credit losses	95	243
Gain from equity method investment	(94)	(265)
(Gain) loss on foreign currency remeasurement	(12,382)	715
Changes in operating assets and liabilities
Accounts receivable	3,802	(30,698)
Contract assets	(1,015)	12,577
Prepaid expenses	(9,998)	3,357
Other current assets	(642)	(5,568)
Other assets	(1,038)	2,234
Accounts payable	3,302	(5,533)
Accrued expenses	(12,361)	7,532
Deferred revenue	(15,193)	1,140
Other current liabilities	(6,549)	(3,005)
Operating lease liabilities	(797)	(1,065)
Net cash used in operating activities	(30,798)	(14,594)
Cash flows from investing activities:
Purchases of property and equipment	(4,124)	(1,453)
Capitalization of internally developed software costs	(13,349)	(10,927)
Distributions from equity method investments	2,498	1,410
Net cash used in investing activities	(14,975)	(10,970)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	144,000	—
Repayment of loans and mortgage	(5)	(5)
Repayment of promissory notes	—	(7,575)
Net cash provided by (used in) financing activities	143,995	(7,580)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,201	134
Net increase (decrease) in cash, cash equivalents and restricted cash	100,423	(33,010)
Cash, cash equivalents and restricted cash at beginning of period	135,239	125,793
Cash, cash equivalents and restricted cash at end of period	$235,662	$92,783
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$644	$—
Cash paid during the period for income taxes	$919	$322

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI”.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are presented in conformity with US generally accepted accounting principles (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted and therefore these financial statements do not include all information that would be provided if prepared in accordance with US GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our 2024 20-F as filed with the SEC on March 14, 2025. The condensed consolidated balance sheet as of December 31, 2024, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2025, its results of operations, comprehensive loss and shareholders’ equity for the three months ended March 31, 2025 and 2024, and its cash flows for the three months ended March 31, 2025 and 2024. The results of the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the year ended December 31, 2025 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. ASU 2023-09 is effective for the Company for the annual reporting period beginning January 1, 2025, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. ASU 2024-03, which is intended to enhance the transparency and decision-usefulness of expense disclosures, and requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items in the consolidated statements of operations. ASU 2024-03 is effective for the Company for the annual reporting period beginning January 1, 2027 and interim periods after December 15, 2027, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact to the condensed consolidated financial statements.

Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

expenses. ASU 2023-07 was effective for the Company for the annual reporting period beginning January 1, 2024 and interim periods after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024. The adoption of the standard resulted in additional disclosures including significant segment expenses provided to the CODM (see Note 3 – Segment Information).

Note 2. Revenue

Disaggregation of Revenues

Revenue by Major Product Line

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Revenue for the Company’s major product lines consists of the following (in thousands):

	Three Months Ended March 31,
	2025	2024
Revenue by Product Line
Betting Technology, Content and Services	$106,543	$73,897
Media Technology, Content and Services	25,893	35,475
Sports Technology and Services	11,555	10,346
Total	$143,991	$119,718

Revenues by Major Customers

Two customers accounted for 16% and 10% of revenue in the three months ended March 31, 2025, respectively. One customer accounted for 15% of revenue in the three months ended March 31, 2024.

Revenue from Other Sources

For the three months ended March 31, 2025 and 2024, revenue for the Sports Technology and Services product line includes an immaterial amount of revenue from other sources in relation to equipment rental income.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $625.6 million as of March 31, 2025. The Company expects to recognize approximately 50% in revenue within one year, and the remainder within the next 13 – 93 months.

During the three months ended March 31, 2025 and 2024, the Company recognized revenue of $33.9 million and $20.5 million, respectively, for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 5 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when invoicing occurs prior to performance obligations being met. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of March 31, 2025, the Company had $31.6 million of contract assets and $58.2 million of contract liabilities, recognized as deferred revenue. As of December 31, 2024, the Company had $30.6 million of contract assets and $73.4 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue as of March 31, 2025 within the next 12 months.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 3. Segment Information

The Company has a single operating segment that derives revenues from customers by providing access to Betting Content Technology, Content and Services, Media Technology Content and Services and Sports Technology and Services, and therefore has one reportable segment. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the segment and decides how to allocate resources based on net loss that also is reported on the consolidated statements of operations as net loss. The measure of segment assets is reported on the consolidated balance sheets as total assets. Net loss is used by our CODM to identify underlying trends in the performance of the Company and make comparisons with the financial performance of competitors. Net loss is used to monitor budget versus actual results. The monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

Significant segment expenses provided to the CODM are as follows (in thousands):

	Three Months Ended March 31,
	2025	2024
Revenue	$143,991	$119,718
Data and streaming rights	(59,445)	(50,649)
Media direct costs	(15,573)	(18,312)
Other direct variable costs	(13,737)	(13,487)
Employee expenses	(40,695)	(30,112)
Capitalized software development costs	13,349	10,927
Overhead costs	(17,895)	(13,723)
Other segment items (1)	(18,193)	(29,903)
Net loss	$(8,198)	$(25,541)

(1)
Other segment items include transaction expenses, stock-based compensation, amortization of internally developed software costs, other depreciation and amortization, interest income, net, gain (loss) on foreign currency, income tax expense, gain from equity method investment and loss on disposal of assets.

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consist of the following (in thousands):

	Three Months Ended March 31,
	2025	2024
Revenue by geographical market:
Americas	$71,028	$57,962
Europe	64,152	55,411
Rest of the world	8,811	6,345
Total	$143,991	$119,718

In the three months ended March 31, 2025, the United States, Gibraltar and the United Kingdom represented 44%, 13% and 10% of total revenue, respectively. In the three months ended March 31, 2024, the United States and Gibraltar represented 41% and 12% of total revenue, respectively. No other countries represented more than 10% of revenues.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 4. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash as of March 31, 2025 and December 31, 2024 are as follows (in thousands):

	March 31,	December 31,
	2025	2024
Cash and cash equivalents	$209,823	$110,213
Restricted cash, current	25,839	25,026
Cash, cash equivalents and restricted cash	$235,662	$135,239

Restricted cash relates to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £20.0 million as of March 31, 2025 and December 31, 2024 ($25.8 million and $25.0 million as of March 31, 2025 and December 31, 2024, respectively).

Note 5. Accounts Receivable, Net

As of March 31, 2025, accounts receivable, net consisted of accounts receivable of $86.0 million less allowance for credit losses of $4.4 million. As of December 31, 2024, accounts receivable, net consisted of accounts receivable of $90.5 million less allowance for credit losses of $5.0 million.

Note 6. Intangible Assets, Net

Intangible assets subject to amortization as of March 31, 2025 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	3	$67,064	$44,150	$22,914
Marketing products	9	59,099	44,772	14,327
Technology	2	107,279	106,526	753
Capitalized software	2	220,249	142,927	77,322
Total intangible assets		$453,691	$338,375	$115,316

Intangible assets subject to amortization as of December 31, 2024 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	4	$67,064	$42,474	$24,590
Marketing products	9	59,099	44,365	14,734
Technology	2	107,279	106,399	880
Capitalized software	2	206,003	130,668	75,335
Total intangible assets		$439,445	$323,906	$115,539

Amortization expense was $14.5 million and $19.8 million for the three months ended March 31, 2025 and 2024, respectively.

No impairment of intangible assets was recognized for the three months ended March 31, 2025 and 2024.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 7. Goodwill

Changes in the carrying amount of goodwill for the periods presented in the accompanying condensed consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2024	$326,011
Balance as of March 31, 2025	$326,011

No impairment of goodwill was recognized for the three months ended March 31, 2025 and 2024.

Note 8. Other Assets

Other assets (current and long-term) as of March 31, 2025 and December 31, 2024 are as follows (in thousands):

	March 31,	December 31,
	2025	2024
Other current assets:
Non-trade receivables	$387	$51
Corporate tax receivable	4,446	4,309
Sales tax receivable	2,001	1,101
Other tax receivable	1,878	2,855
Inventory	432	482
Contract costs	1,216	1,104
Total other current assets	$10,360	$9,902
Other assets:
Security deposit	$1,646	$987
Withholding tax receivable	624	572
Contract costs	1,337	1,147
Total other assets	$3,607	$2,706

Note 9. Debt

The following table summarizes outstanding debt balances as of March 31, 2025 and December 31, 2024 (in thousands):

	Date of	Maturity	Effective	March 31,	December 31,
Instrument	Issuance	Date	Interest Rate	2025	2024
Genius Sports Italy Srl Mortgage	December 2010	December 2025	4.0%	$15	$19
				$15	$19
Less current portion of debt				(15)	(19)
Non-current portion of debt				$—	$—

Genius Sports Italy Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million. The outstanding balance is equivalent to less than $0.1 million as of March 31, 2025, and is to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Credit Agreement

In April 2024, the Company entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”), which was amended in July 2024 to include an additional $30.0 million contribution from Goldman Sachs Bank USA, and amended in March 2025 to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Credit Agreement incurs commitment fees ranging from 0.3% to 0.4% of the total facility per annum, and carries an interest rate ranging from the Secured Overnight Financing Rate (“SOFR”) plus 2.75% to SOFR plus 3.25% per annum, depending on the Company’s consolidated total net leverage ratio. As of March 31, 2025 the Company was in compliance with all applicable covenants.

During the second and third quarter of fiscal year 2024, the Company utilized the Credit Agreement to issue two letters of credit to a supplier to the value of GBP £46.0 million ($59.6 million). During the first quarter of fiscal year 2025, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £92.0 million ($119.2 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility, and does not constitute outstanding borrowings of the Company.

As of March 31, 2025 and December 31, 2024, the Company had no outstanding borrowings under the Credit Agreement. As of March 31, 2025 the available facility value was $60.8 million.

Interest Expense

Interest expense was $0.6 million and less than $0.1 million for the three months ended March 31, 2025 and 2024, respectively.

Debt Maturities

Expected future payments for all borrowings as of March 31, 2025 are as follows:

Fiscal Period:	(in thousands)
2025 (Remaining)	$15
2026	—
2027	—
2028	—
2029	—
Thereafter	—
Total payment outstanding	$15

Note 10. Other Liabilities

Other current liabilities as of March 31, 2025 and December 31, 2024 are as follows (in thousands):

	March 31,	December 31,
	2025	2024
Other current liabilities:
Other payables	$705	$861
Corporate tax payable	1,304	1,295
Sales tax payable	753	727
Deferred consideration	12	6,031
Contingent consideration	—	413
Total other current liabilities	$2,774	$9,327

Note 11. Loss Per Share

The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding (including warrants issued to the NFL), net of weighted average treasury stock outstanding, during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

loss per share attributable to common stockholders was the same for the three months ended March 31, 2025 and 2024 as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

The computation of earnings (loss) per share and weighted average shares of the Company’s common stock outstanding for the three months ended March 31, 2025 and 2024 is as follows (in thousands except share and per share data):

	Three Months Ended March 31,
	2025	2024
Net loss attributable to common stockholders – basic and diluted	$(8,198)	$(25,541)
Shares used in computation:
Weighted average common stock outstanding	233,310,098	210,826,772
Warrants issued to NFL to purchase common stock	15,122,222	18,500,000
Adjusted weighted average common stock outstanding - basic and diluted	248,432,320	229,326,772
Loss per share attributable to common stockholders – basic and diluted	$(0.03)	$(0.11)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three Months Ended March 31,
	2025	2024
Stock options to purchase common stock	31,907	117,529
Unvested restricted shares	1,474,191	1,519,598
Unvested equity-settled restricted share units	4,033,075	3,532,412
Unvested equity-settled performance-based restricted share units	10,821,051	9,473,562
Total	16,360,224	14,643,101

Note 12. Stock-based Compensation

Restricted Shares

2021 Restricted Share Plan

On October 27, 2020, in anticipation of the Merger, the Board of Directors approved a Management Equity Term Sheet (“Term Sheet”) which modified the terms of Maven Topco’s legacy Incentive Securities (defined below) and allowed for any unvested Incentive Securities at Closing to be converted to restricted shares under the 2021 Restricted Share Plan, using the Exchange Ratio established during the Merger.

Specifically, historical unvested Class B and Class C Incentive Securities were converted to restricted shares subject only to service conditions (“Time-Vesting Restricted Shares”) and subject to graded vesting over four years. Historical Class D unvested Incentive Securities were converted to restricted shares with service and market conditions (“Performance-Vesting Restricted Shares”), subject to graded vesting over three years based on a market condition related to volume weighted average trading price performance of the Company’s common stock.

The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October 2020 Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section) for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April 2021 Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.

No compensation cost was recognized as a result of the October 2020 Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April 2021 Modification, which is determined to be immaterial.

The Company determined that a modification to the terms of the 2021 Restricted Share Plan occurred on April 19, 2024 (“April 2024 Modification”) because the Company extended the vesting period of the unvested Performance-Vesting Restricted Shares for selected participants from April 20, 2024 and April 20, 2025, to April 20, 2026.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

A summary of the Company’s restricted shares activities for the three months ended March 31, 2025 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2024	1,474,191	$9.64
Unvested restricted shares as of March 31, 2025	1,474,191	$9.64

The compensation cost recognized for the restricted shares during the three months ended March 31, 2025 and 2024 was zero and $0.8 million, respectively.

As of March 31, 2025, there is no unrecognized compensation cost related to the restricted shares.

Stock Options

2021 Option Plan

On April 20, 2021 (“2021 Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the 2021 Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the 2021 Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the 2021 Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

A summary of the Company’s options activity for the three months ended March 31, 2025 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2024	37,476	$10.00	1.3	$—
Forfeited	(5,569)	$10.00
Outstanding as of March 31, 2025	31,907	$10.00	1.1	$—
Exercisable as of March 31, 2025	11,481
Unvested as of March 31, 2025	20,426

The compensation cost recognized for options during the three months ended March 31, 2025 and 2024 was $0.1 million and $0.1 million, respectively. The total fair value of options that vested during the three months ended March 31, 2025 was $0.1 million.

As of March 31, 2025, there is less than $0.1 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 0.1 years.

Employee Incentive Plan

The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

2022 Employee Incentive Plan

On April 5, 2022, (“2022 Grant Date”) the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees (1) Equity-settled Restricted Share Units (“RSUs”), (2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and (3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2022 Grant Date. PSUs vest after three years, subject to a service condition, a market condition related to volume weighted average trading price performance of the Company’s common stock, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2023 Employee Incentive Plan

On December 7, 2023, (“2023 Grant Date”) the Board of Directors granted employees (1) RSUs, (2) Cash-settled RSUs and (3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2023 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2024 Employee Incentive Plan

On April 3, 2024, (“2024 Grant Date”) the Board of Directors granted employees (1) RSUs, (2) Cash-settled RSUs and (3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2024 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

Equity-settled Restricted Share Units

The estimated grant date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Equity-settled Restricted Share Units activity for the three months ended March 31, 2025 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2024	6,665,511	$5.50
Granted	39,370	$10.63
Forfeited	(156,389)	$5.44
Vested	(2,515,417)	$5.24
Unvested RSUs as of March 31, 2025	4,033,075	$5.72

The compensation cost recognized for RSUs during the three months ended March 31, 2025 and 2024 was $3.8 million and $2.6 million, respectively.

As of March 31, 2025, the Company had $16.1 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 1.4 years.

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the condensed consolidated balance sheets of $0.2 million and $0.5 million as of March 31, 2025 and December 31, 2024, respectively.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The estimated grant date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Cash-settled RSUs activity for the three months ended March 31, 2025 is as follows:

	Number of Cash-settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2024	94,279	$5.38
Forfeited	(1,672)	$5.44
Vested	(40,620)	$5.28
Unvested Cash-settled RSUs as of March 31, 2025	51,987	$5.45

The compensation cost recognized for Cash-settled RSUs during the three months ended March 31, 2025 and 2024 was $0.1 million and less than $0.1 million, respectively.

As of March 31, 2025, the Company had $0.3 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 1.5 years.

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 0% – 150% of the number of awards granted depending on achievement of the performance goals but remain subject to vesting for the full three-year service period.

During the first quarter of fiscal year 2025, the performance multiplier for PSUs with cumulative revenue and cumulative adjusted EBITDA performance conditions granted in 2023 was confirmed as 127% and 150%, respectively, resulting in an increase in related compensation cost of $7.4 million. The compensation cost recognized for PSUs granted in 2023 increased by $5.6 million during the three months ended March 31, 2025.

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

A summary of the Company’s PSUs activity for the three months ended March 31, 2025 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2024	12,636,379	$5.37
Forfeited	(253,576)	$5.43
Vested	(1,561,752)	$4.26
Unvested PSUs as of March 31, 2025	10,821,051	$5.53

The compensation cost recognized for PSUs during the three months ended March 31, 2025 and 2024 was $8.9 million and $3.2 million, respectively.

As of March 31, 2025, the Company had $18.7 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 1.4 years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NFL Warrants

On April 1, 2021, the Company entered into a multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplated a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants were subject to vesting over a two-year term in three tranches. Additionally, each warrant was issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants are accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.

A summary of the Company’s warrants activity for the three months ended March 31, 2025 is as follows:

Number of Warrants
Outstanding as of December 31, 2024	18,500,000
Exercised	(4,000,000)
Outstanding as of March 31, 2025	14,500,000

The cost recognized for the warrants during the three months ended March 31, 2025 and 2024 was zero. The warrants vested over a two year period, ending on April 1, 2023, and as of March 31, 2025, the Company had no unrecognized stock-based compensation expense related to the warrants.

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended March 31,
	2025	2024
Cost of revenue	$50	$122
Sales and marketing	1,597	676
Research and development	1,856	840
General and administrative	9,426	5,107
Total	$12,929	$6,745

Note 13. Fair Value Measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•
Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•
Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Contingent consideration were classified as Level 3 financial instruments. The fair value of contingent consideration was determined based on significant unobservable inputs including discount rate, estimated revenue of the acquired business, and estimated probabilities of achieving specified technology development and operational milestones. Significant judgment was employed in determining the appropriateness of the inputs described above. Changes to the inputs could have a material impact on the Company’s financial position and results of operations in any given period.

The contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”) was settled during the first quarter of fiscal year 2025.

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2025
Beginning balance – January 1	$413
Contingent consideration payments	(426)
Foreign currency translation adjustments	13
Ending balance – March 31	$—

During the three months ended March 31, 2025, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Note 14. Income Taxes

The Company had an income tax expense of $0.5 million and income tax expense of $1.1 million, relative to pre-tax loss of $7.8 million and pre-tax loss of $24.7 million for the three months ended March 31, 2025 and 2024, respectively.

As of March 31, 2025 and December 31, 2024, the Company had no uncertain tax positions.

Note 15. Operating Leases

The Company leases offices under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of our leases, we do not assume renewals in our determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of March 31, 2025, the Company’s lease agreements have varying lease terms that do not currently exceed seven years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Three Months Ended March 31,
	2025	2024
Operating lease cost	$1,247	$1,309
Short term lease cost	251	235
Variable lease cost	174	176
Sublease income	—	(36)
Total lease cost	$1,672	$1,684

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Three Months Ended March 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$797	$1,065
Right-of-use assets obtained in exchange for new operating lease liabilities	7,480	2,218
Weighted-average remaining lease term (in years):
Operating leases	5.1	3.1
Weighted-average discount rate:
Operating leases	7.8%	8.7%

During the three months ended March 31, 2025, the Company entered into a long-term lease for additional office space in Los Angeles, United States of America, resulting in additional liabilities of $7.5 million. During the three months ended March 31, 2024, the Company exercised a renewal option for office space, and entered into a long-term lease for additional office space in Medellin, Colombia, resulting in additional lease liabilities of $2.2 million.

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

As of March 31, 2025, the maturities of lease liabilities are as follows (in thousands):

(in thousands)
2025 (Remaining)	$3,082
2026	2,972
2027	2,732
2028	2,851
2029	2,348
Thereafter	3,750
Total minimum lease payments	17,735
Less: Imputed interest	(3,327)
Present value of lease liabilities	$14,408

Note 16. Commitments and Contingencies

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $88.2 million as of March 31, 2025, with approximately $24.9 million due within one year and the remaining due by 2032.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Sportscastr Litigation

On October 5, 2023 Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a claim against the Company in the United States District Court for the Eastern District of Texas. Sportscastr is claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. Sportscastr is seeking an order prohibiting any infringement and monetary relief against the Company. On February 25, 2025, Sportscastr amended the complaint to add antitrust allegations under federal and Texas state antitrust laws involving the distribution of official, live professional sports data. The Company is defending all claims. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

dMY Litigation

On September 12, 2023 a claim was filed in the Court of Chancery of Delaware against dMY (the special purpose acquisition company ("SPAC") that merged with the Genius legacy business to create Genius Sports Limited) and the directors of dMY. The claim relates to matters pre-merger. The Company would be liable for damages and costs awarded. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Bank Letters of Credit and Guarantees

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries.

Note 17. Related Party Transactions

The Company made payments of less than $0.1 million and $0.1 million during the three months ended March 31, 2025 and 2024, respectively to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company.

The Company recognized compensation cost of $0.4 million and $0.2 million during the three months ended March 31, 2025 and 2024, respectively, in general and administrative expense in the condensed consolidated statements of operations for awards granted to independent members of the board of directors.

Note 18. Subsequent Events

Share Repurchase Program

On May 1, 2025, the Board of Directors approved a share repurchase program to repurchase up to $100.0 million of ordinary shares of the Company.

The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and is subject to the resolution of the shareholders adopted at the Company's Annual

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

General Meeting on December 12, 2024 regarding the conditions for share repurchases and any subsequent shareholder resolutions regarding the Company’s repurchase of its shares. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the share repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company expects to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ unaudited condensed consolidated results of operations and financial condition.

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2025 and 2024 included in this interim report. This management’s discussion and analysis should also be read together with our audited consolidated financial statements for the year ended December 31, 2024 in our 2024 20-F.

Genius’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in our 2024 20-F. Certain amounts may not foot due to rounding.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences, performance analysis tools and officiating solutions, while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 650 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius has a single operating segment that derives revenues from customers by providing access to Betting Content Technology, Content and Services, Media Technology Content and Services and Sports Technology and Services, and therefore has one reportable segment.

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, A/V game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from threats of match fixing and betting-related corruption. Genius is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Genius’ technology has become essential to their partners’ operations, and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live A/V game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, engage and/or acquire sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers engage and acquire fans. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sports data. Genius seeks to maintain an optimal portfolio of data rights, from high-profile, widely followed sports events, such as the EPL, the NFL and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all sports tiers, time zones, and geographic locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ UK soccer data rights contract, which runs through the end of the 2028–2029 season and NFL data rights contract, which runs through the end of the 2027–2028 season, accounts for a majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large, localized fan bases. Genius estimates that these sports comprise approximately 90% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive, co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	March 31,
	2025	2024
Events under official rights(1)	201,951	159,387
Of which, exclusive	112,347	123,682

(1) Genius had an additional 125,320 and no eSports events as of March 31, 2025 and 2024, respectively.

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around-the-clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2–4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from each subsidiary’s functional currency into its reporting currency, the US Dollar (“USD”), using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ subsidiaries’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ condensed consolidated statements of operations. However, changes in exchange rates between periods directly impact the amount of revenue and expense reported by Genius, and its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against Genius’ major currencies would have resulted in a $6.8 million and $5.3 million decrease in reported revenue for the three months ended March 31, 2025 and 2024, respectively.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than USD into USD and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the condensed consolidated statements of operations and the related payment, under the condensed consolidated statements of operations caption “gain (loss) on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the NFL season. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation or postponement of sporting events and races.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Three Months Ended March 31,
	2025	2024
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$106,543	$73,897
Media Technology, Content and Services	25,893	35,475
Sports Technology and Services	11,555	10,346
Total Revenue	$143,991	$119,718

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”) or Net Gaming Revenue (“NGR”), typically with minimum payment guarantees. GGR represents the difference between the amount of money players wager and the amount that they win. NGR is jurisdiction specific but generally represents GGR after deducting expenses such as bonuses or promotion incentives granted to players, taxes or duty paid. Depending on the agreement the Company uses GGR or NGR to determine the amounts customers owe the Company. GGR is generally used by the gambling and betting industry to measure the industry’s growth, market size, and opportunities. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Media Technology, Content and Services — revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space. Genius also provides customers with data driven video marketing capabilities, and a suite of technology solutions for digital fan engagement products and free-to-play games. Customers subscribe or access these products through hosted service over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Sports Technology and Services — revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. The Company expenses the data and streaming rights in costs of revenue as “data and streaming rights,” which fully offsets the revenue recognized from the noncash consideration (i.e., the official sports leagues data and streaming rights) in the Sports Technology and Services agreements. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game, enhanced data analytics programs and real-time video augmentation services. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software and acquired intangibles, (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings, and (v) stock-based compensation for employees (including related employer payroll taxes).

Genius believes that its cost of revenue is highly scalable and can be leveraged over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contracts, are typically fixed.

Sales and marketing. Sales and marketing expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, marketing subscriptions, and facility costs.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), travel and accommodation costs, facility costs, server and bandwidth costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage, and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory and audit), subscriptions and software licenses and facility costs.

Transaction expenses. Transaction expenses consist primarily of advisory, legal, accounting, valuation, other professional or consulting fees in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in jurisdictions outside the UK. See Note 14 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements included elsewhere herein.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with US GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any US GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable US GAAP financial performance measure, which is net loss for the periods indicated:

	Three Months Ended March 31,
	2025	2024
	(dollars, in thousands)
Net loss	$(8,198)	$(25,541)
Adjusted for:
Net, interest income	(437)	(666)
Income tax expense	542	1,100
Amortization of acquired intangibles (1)	2,182	10,204
Other depreciation and amortization (2)	14,576	11,226
Stock-based compensation (3)	17,312	7,669
Transaction expenses	732	464
Litigation and related costs (4)	3,368	1,199
(Gain) loss on foreign currency	(12,249)	1,087
Other (5)	1,947	136
Adjusted EBITDA	$19,775	$6,878

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes).
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three months ended March 31, 2025 and 2024, legal proceedings included Sportscastr litigation, dMY litigation and Spirable litigation (as described in Item 3.D “Risks Related to Legal Matters and Regulations” of the 2024 20-F). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes severance costs and non-recurring compensation payments, expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, and professional fees for finance transformation project.

Operating Results

Three Months Ended March 31, 2025 Compared to the Three Months Ended March 31, 2024

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Three Months Ended March 31,		Variance
	2025	2024	In dollars	In%
	(dollars, in thousands)
Revenue	$143,991	$119,718	$24,273	20%
Cost of revenue(1)	108,789	106,911	1,878	2%
Gross profit	35,202	12,807	22,395	175%
Operating expenses:
Sales and marketing(1)	11,413	8,415	2,998	36%
Research and development(1)	8,946	6,621	2,325	35%
General and administrative(1)	34,535	21,585	12,950	60%
Transaction expenses	732	464	268	58%
Total operating expense	55,626	37,085	18,541	50%
Loss from operations	(20,424)	(24,278)	3,854	16%
Interest income, net	437	666	(229)	(34)%
Loss on disposal of assets	(12)	(7)	(5)	(71)%
Gain (loss) on foreign currency	12,249	(1,087)	13,336	1,227%
Total other income (expense)	12,674	(428)	13,102	3,061%
Loss before income taxes	(7,750)	(24,706)	16,956	69%
Income tax expense	(542)	(1,100)	558	51%
Gain from equity method investment	94	265	(171)	(65)%
Net loss	$(8,198)	$(25,541)	$17,343	68%

(1)
Includes stock-based compensation (including related employer payroll taxes) as follows:

	Three Months Ended March 31,		Variance
	2025	2024	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$102	$174	$(72)	(41)%
Sales and marketing	2,109	756	1,353	179%
Research and development	2,703	1,119	1,584	142%
General and administrative	12,398	5,620	6,778	121%
Total stock-based compensation	$17,312	$7,669	$9,643	126%

Revenue

Revenue was $144.0 million for the three months ended March 31, 2025 compared to $119.7 million for the three months ended March 31, 2024. Revenue increased $24.3 million, or 20%.

Betting Technology, Content and Services revenue increased $32.6 million, or 44%, to $106.5 million for the three months ended March 31, 2025 from $73.9 million for the three months ended March 31, 2024. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, growth and expansion in existing markets, and new service offerings contributed $28.6 million to the increase, while another $4.0 million was attributable to new customer acquisitions.

Media Technology, Content and Services revenue decreased $9.6 million, or 27%, to $25.9 million for the three months ended March 31, 2025 from $35.5 million for the three months ended March 31, 2024, driven by lower programmatic and social advertising services as sportsbook operators reduce promotional advertising.

Sports Technology and Services revenue increased $1.2 million, or 12%, to $11.6 million for the three months ended March 31, 2025 from $10.3 million for the three months ended March 31, 2024, primarily driven by an increase in sales of products built on GeniusIQ technology.

Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $2.9 million in the three months ended March 31, 2025 compared to $3.5 million in the three months ended March 31, 2024.

Cost of revenue

Cost of revenue was $108.8 million for the three months ended March 31, 2025, compared to $106.9 million for the three months ended March 31, 2024. The $1.9 million increase in cost of revenue includes a $0.1 million decrease in stock-based compensation. The remaining increase of $2.0 million was primarily driven by higher fees paid for data rights and increased amortization of internally developed software costs, partially offset by lower media direct costs and other depreciation and amortization.

Data and streaming rights costs were $59.4 million for the three months ended March 31, 2025, compared to $50.6 million for the three months ended March 31, 2024. The $8.8 million increase was driven primarily by Genius’ official data rights strategy.

Media direct costs were $15.6 million for the three months ended March 31, 2025, compared to $18.3 million for the three months ended March 31, 2024. The $2.7 million decrease was driven by lower programmatic and social advertising revenues.

Amortization of capitalized software development costs was $12.3 million for the three months ended March 31, 2025, compared to $9.5 million for the three months ended March 31, 2024. This increase is driven primarily by Genius’ continued investment in new product offerings resulting in increased capitalization of internally developed software costs. Other amortization and depreciation was $3.6 million for the three months ended March 31, 2025, compared to $11.1 million for the three months ended March 31, 2024. The decrease was due to certain historically acquired intangible assets being fully amortized during the second and third quarter of fiscal year 2024.

Sales and marketing

Sales and marketing expenses were $11.4 million for the three months ended March 31, 2025, compared to $8.4 million for the three months ended March 31, 2024. The $3.0 million increase includes a $1.4 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $1.6 million was primarily driven by higher staff and overhead costs.

Research and development

Research and development expenses were $8.9 million for the three months ended March 31, 2025, compared to $6.6 million for the three months ended March 31, 2024. The $2.3 million increase includes a $1.6 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $0.7 million was primarily driven by higher staff costs.

General and administrative

General and administrative expenses were $34.5 million for the three months ended March 31, 2025, compared to $21.6 million for the three months ended March 31, 2024. The $13.0 million increase includes a $6.8 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $6.2 million was driven by higher staff costs, litigation and related costs and corporate overheads.

Transaction expenses

Transaction expenses were $0.7 million for the three months ended March 31, 2025 and $0.5 million for the three months ended March 31, 2024. Transaction expenses in the three months ended March 31, 2025 related to corporate transactions, primarily the underwritten public offering and the amendment to the Credit Agreement. Transaction expenses in the three months ended March 31, 2024 related to corporate transactions, including the Credit Agreement.

Interest income, net

Interest income, net was $0.4 million for the three months ended March 31, 2025, compared to interest income, net of $0.7 million for the three months ended March 31, 2024. The movement is primarily due to higher interest expense and fees incurred on the Credit Agreement offsetting interest income.

Gain (loss) on foreign currency

Genius recorded a foreign currency gain of $12.2 million and a foreign currency loss of $1.1 million for the three months ended March 31, 2025 and 2024, respectively, mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during those periods.

Income tax expense

Income tax expense was $0.5 million for the three months ended March 31, 2025 and $1.1 million for the three months ended March 31, 2024. The $0.6 million decrease was primarily due to the effect of utilization of previously unrecognized net operating losses.

Gain from equity method investment

Gain from equity method investment was $0.1 million and $0.3 million for the three months ended March 31, 2025 and 2024, respectively, due to Genius' share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $8.2 million and net loss was $25.5 million for the three months ended March 31, 2025 and 2024, respectively.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as buildings, IT equipment, and furniture and fixtures). Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand, in addition to amounts available under the Credit Agreement, will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Debt

Genius had less than $0.1 million and less than $0.1 million in debt outstanding as of March 31, 2025 and December 31, 2024, respectively.

In April 2024, Genius entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”), which was amended in July 2024 to include an additional $30.0 million contribution from Goldman Sachs Bank USA, and amended in March 2025 to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. The Credit Agreement was undrawn as at March 31, 2025.

During the second and third quarters of fiscal year 2024, the Company utilized the Credit Agreement to issue two letters of credit to a supplier to the value of GBP £46.0 million ($59.6 million). During the first quarter of fiscal year 2025, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £92.0 million ($119.2 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

As of March 31, 2025, the Company had no outstanding borrowings under the Credit Agreement. As of March 31, 2025, the available facility value was $60.8 million.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Three Months Ended March 31,
	2025	2024
	(dollars, in thousands)
Net cash used in operating activities	$(30,798)	$(14,594)
Net cash used in investing activities	(14,975)	(10,970)
Net cash provided by (used in) financing activities	143,995	(7,580)

Operating activities

Net cash used in operating activities increased $16.2 million to $30.8 million for the three months ended March 31, 2025 compared to net cash used in operating activities of $14.6 million for the three months ended March 31, 2024.The increase in net cash used in operating activities was a result of unfavorable changes in working capital of $21.5 million offset by an improved net loss, adjusted for non-cash items, in 2025 compared to 2024, of $5.3 million. In the three months ended March 31, 2025, sustained revenue growth of 20% primarily from the improved performance from our Betting Technology, Content and Services contributed to a $17.3 million decrease in net loss compared to the three months ended March 31, 2024. The benefit of the decrease in net loss was offset by a decrease in non-cash items of $12.1 million, which was primarily due to a change in foreign currency remeasurement of $13.1 million and a decrease in depreciation and amortization of $4.7 million, offset by higher stock-based compensation of $6.1 million. Cash flows used in operating activities from changes in working capital were $40.5 million in the three months ended March 31, 2025, compared to $19.0 million in the three months ended March 31, 2024. This $21.5 million outflow from changes in working capital in 2025 compared to 2024 was primarily attributable to the following factors: (i) a $19.9 million outflow from changes in accrued expenses, primarily due to the timing of supplier invoices; (ii) a $16.3 million outflow from changes in deferred revenue, primarily due to Betting Technology, Content and Services revenues; (iii) a $13.6 million outflow from changes in contract assets, due to the timing of customer invoicing; and (iv) a $13.4 million outflow from changes in prepaid expenses, primarily due to the timing of supplier payments; offset by (v) a $34.5 million inflow from changes in accounts receivable, primarily due to the timing of customer receipts from Betting Technology, Content and Services revenues; and (vi) a $8.8 million benefit from changes in accounts payable, primarily due to the timing of supplier payments. Certain other items combined to result in an additional $1.6 million outflow from changes in working capital.

Investing activities

Net cash used in investing activities was $15.0 million and $11.0 million in the three months ended March 31, 2025 and 2024, respectively. In the three months ended March 31, 2025, investing cash flows primarily reflected internally developed software costs of $13.3 million and purchases of property and equipment of $4.1 million, offset by distributions from equity method investments of $2.5 million. In the three months ended March 31, 2024, investing cash flows primarily reflected internally developed software costs of $10.9 million and purchases of property and equipment of $1.5 million, offset by distributions from equity method investments of $1.4 million.

Financing activities

Net cash provided by financing activities was $144.0 million and net cash used in financing activities was $7.6 million in the three months ended March 31, 2025 and 2024, respectively. In the three months ended March 31, 2025, financing cash flows primarily reflect the issuance of 17,647,059 ordinary shares after completing an underwritten public offering, resulting in net proceeds of of $144.0 million. In the three months ended March 31, 2024, financing cash flows primarily reflect the settlement of promissory notes of $7.6 million.

Critical Accounting Estimates

Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting estimates include the following:

•
Revenue Recognition
•
Internally Developed Software
•
Stock-based Compensation
•
Income Tax
•
Goodwill Impairment

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. See Note 16 – Commitments and Contingencies to Genius’ condensed consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made. The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, could have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our 2024 20-F.

Recent Developments

Share Repurchase Program

On May 1, 2025, the Board of Directors approved a share repurchase program to repurchase up to $100.0 million of ordinary shares of the Company.

The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and is subject to the resolution of the shareholders adopted at the Company's Annual General Meeting on December 12, 2024 regarding the conditions for share repurchases and any subsequent shareholder resolutions regarding the Company’s repurchase of its shares. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the share repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company expects to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.